MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

February 1, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on February 1, 2007 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 1st day of February, 2007

"Peter Tallman"

Peter Tallman, President

dw 2/21

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

2005 venture 50

TSX Venture Exchange TSX

PRESS RELEASE

February 1, 2007

Messina Minerals ("MMI") Options Skidder Zinc-Copper Property, Newfoundland

Messina Minerals Inc. has acquired the option to earn a 100% interest in the Skidder zinc-copper massive sulphide property located in central Newfoundland, Canada from South Coast Ventures Inc. ("South Coast") of St. John's, Newfoundland. South Coast's Skidder Property is comprised of four mineral licences encompassing 19 claims totaling 475 hectares in area and is entirely surrounded by Messina's wholly owned Skidder Property comprised of 1,825 hectares acquired by staking in November 2006.

The Skidder Property is located 28 km northeast of Messina's Tulks South Property in central Newfoundland which hosts the Boomerang zinc-lead-copper-silver-gold deposit, currently the subject of an NI43-101 compliant resource estimation by Snowden Mining Industry Consultants Inc. The Skidder Property is also located 12 kilometers southwest of the world class Buchans deposits where ASARCO and Abitibi Price mined a total of 16.2 million tonnes grading 14.5% zinc, 7.6% lead, 1.3% copper, 126 g/t silver and 1.4 g/t gold.

The Skidder Property, including Messina's wholly owned claims, covers the historically known Skidder zinc-copper massive sulphide prospect and an 8 kilometer strike length of favourable stratigraphy and targets. The Skidder prospect was discovered in 1971 and tested with 38 drill holes by ASARCO Inc and Abitibi Price Inc. until 1977. Based on this drilling, in 1977 ASARCO/Abitibi estimated a resource at Skidder of 1,000,000 tons in three massive sulphide lenses averaging 2% copper, 0.2% lead, and 2% zinc. This is an historical estimate of mineralization only. Messina has not done the work necessary to verify the estimate nor is the estimate compliant with NI43-101 standards and therefore should be relied upon as a representation of mineralization only. The mineralization remains open down dip and down plunge, and there are several untested nearby geochemical-geophysical anomalies and alteration zones. Drilling is planned to test Skidder massive sulphide mineralization in the spring after the snow cover melts.

To acquire a 100% interest in South Coast's Skidder Property, Messina will pay $20,000 and issue 25,000 common shares within 5 days of Regulatory Approval, and issue 500,000 non-transferable share purchase warrants in tranches of 100,000, 150,000, and 250,000 respectively over three years. The share purchase warrants entitle South Coast to purchase one common share per warrant for a period of three years from the date of issue at a price equal to the previous day closing market price on the day prior to the respective dates of issuance of the warrants. Messina must also incur exploration expenses of not less than $1,250,000 before the fourth anniversary of the receipt of Regulatory Approval, and deliver to South Coast at that time a NI43-101 compliant resource estimate of all mineralized zones, and accompanying metallurgical tests, sufficient to establish the amount of economically recoverable metals identified in the resource estimate. Messina must then issue to South Coast that number of common shares that is the greater of (i) the equivalent of 0.5% of the gross value of economically recoverable metals identified in the resource estimate divided by

the closing market price of Messina's common shares or (ii) $500,000 divided by the closing market price of Messina's common shares. The option agreement is subject to regulatory approval.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada in a region known historically for its zinc resources and where the Company has made new massive sulphide discoveries including "Boomerang". Messina's strategy in acquiring the Skidder Prospect is to test the property for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang and which could, subject to positive exploration and other test results, be additive to the Company's developing zinc-lead-copper-silver-gold resource base.

Drilling is currently underway testing the Domino and Hurricane zinc-lead-copper-silver-gold massive sulphide discoveries adjacent to Boomerang (news release January 16, 2007) as part of a larger exploration program in 2007 testing massive sulphide targets throughout Messina's extensive 327 square kilometer central Newfoundland properties.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

MESSINA MINERALS

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

February 1, 2007

Messina Minerals ("MMI") Options Skidder Zinc-Copper Property, Newfoundland

Messina Minerals Inc. has acquired the option to earn a 100% interest in the Skidder zinc-copper massive sulphide property located in central Newfoundland, Canada from South Coast Ventures Inc. ("South Coast") of St. John's, Newfoundland. South Coast's Skidder Property is comprised of four mineral licences encompassing 19 claims totaling 475 hectares in area and is entirely surrounded by Messina's wholly owned Skidder Property comprised of 1,825 hectares acquired by staking in November 2006.

The Skidder Property is located 28 km northeast of Messina's Tulks South Property in central Newfoundland which hosts the Boomerang zinc-lead-copper-silver-gold deposit, currently the subject of an NI43-101 compliant resource estimation by Snowden Mining Industry Consultants Inc. The Skidder Property is also located 12 kilometers southwest of the world class Buchans deposits where ASARCO and Abitibi Price mined a total of 16.2 million tonnes grading 14.5% zinc, 7.6% lead, 1.3% copper, 126 g/t silver and 1.4 g/t gold.

The Skidder Property, including Messina's wholly owned claims, covers the historically known Skidder zinc-copper massive sulphide prospect and an 8 kilometer strike length of favourable stratigraphy and targets. The Skidder prospect was discovered in 1971 and tested with 38 drill holes by ASARCO Inc and Abitibi Price Inc. until 1977. Based on this drilling, in 1977 ASARCO/Abitibi estimated a resource at Skidder of 1,000,000 tons in three massive sulphide lenses averaging 2% copper, 0.2% lead, and 2% zinc. This is an historical estimate of mineralization only. Messina has not done the work necessary to verify the estimate nor is the estimate compliant with NI43-101 standards and therefore should be relied upon as a representation of mineralization only. The mineralization remains open down dip and down plunge, and there are several untested nearby geochemical-geophysical anomalies and alteration zones. Drilling is planned to test Skidder massive sulphide mineralization in the spring after the snow cover melts.

To acquire a 100% interest in South Coast's Skidder Property, Messina will pay $20,000 and issue 25,000 common shares within 5 days of Regulatory Approval, and issue 500,000 non-transferable share purchase warrants in tranches of 100,000, 150,000, and 250,000 respectively over three years. The share purchase warrants entitle South Coast to purchase one common share per warrant for a period of three years from the date of issue at a price equal to the previous day closing market price on the day prior to the respective dates of issuance of the warrants. Messina must also incur exploration expenses of not less than $1,250,000 before the fourth anniversary of the receipt of Regulatory Approval, and deliver to South Coast at that time a NI43-101 compliant resource estimate of all mineralized zones, and accompanying metallurgical tests, sufficient to establish the amount of economically recoverable metals identified in

the resource estimate. Messina must then issue to South Coast that number of common shares that is the greater of (i) the equivalent of 0.5% of the gross value of economically recoverable metals identified in the resource estimate divided by the closing market price of Messina's common shares or (ii) $500,000 divided by the closing market price of Messina's common shares. The option agreement is subject to regulatory approval.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada in a region known historically for its zinc resources and where the Company has made new massive sulphide discoveries including "Boomerang". Messina's strategy in acquiring the Skidder Prospect is to test the property for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang and which could, subject to positive exploration and other test results, be additive to the Company's developing zinc-lead-copper-silver-gold resource base.

Drilling is currently underway testing the Domino and Hurricane zinc-lead-copper-silver-gold massive sulphide discoveries adjacent to Boomerang (news release January 16, 2007) as part of a larger exploration program in 2007 testing massive sulphide targets throughout Messina's extensive 327 square kilometer central Newfoundland properties.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

February 9, 2007

Messina Minerals ("MMI") Intersects 19.0 meters at Domino of 9.1% Zinc, 4.2% Lead, 0.5% Copper, 106 g/t Silver, 0.8 g/t Gold

Messina Minerals Inc. is drilling zinc-lead-copper-silver-gold enriched massive sulphides at Domino, adjacent to the Boomerang massive sulphide mineral resource, within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 327 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Two holes at Domino have intersected extended intervals of zinc-lead-copper-silver-gold enriched massive sulphides. These holes increase the potential of Domino to host a significant mineral resource in addition to Boomerang.

DOMINO HIGHLIGHTS

- GA07-207 on section 3760E intersected 19.0 meters of massive sulphides assaying 9.1% zinc, 4.2% lead, 0.5% copper, 106 g/t silver, and 0.8 g/t gold. A 3.2 meter subinterval assays 27.7% zinc, 12.4% lead, 1.0% copper (41.1% combined base metals), 308 g/t silver and 1.4 g/t gold.
- GA07-206 on section 3815E intersected 25.95 meters of massive sulphides assaying 6.2% zinc, 2.6% lead, 0.4% copper, 74 g/t silver, and 0.7 g/t gold. A 16.35 meter subinterval assays 8.7% zinc, 3.6% lead, 0.5% copper, 94 g/t silver and 0.9 g/t gold.
- Domino has demonstrated continuity in both thickness and base metal enrichment over a 280 meter strike length. Domino is interpreted to be expanding in thickness and also in vertical extent to the east. Domino remains open to the east and to the west. These holes increase the potential of Domino to host a significant mineral resource, which is in addition to the adjacent Boomerang massive sulphide mineralization currently the subject of a mineral resource estimate being prepared by Snowden Mining Industry Consultants Inc.

DOMINO MASSIVE SULPHIDE ZONE DRILLING

The drill program is testing for thickening of Domino zinc-lead-copper-silver-gold enriched massive sulphides observed previously in holes GA06-96 (10.58 m interval) and GA06-197 (23.65 m interval). Two new holes, GA07-206 and GA07-207, have intersected extended intervals of massive sulphides. These intersections confirm the continuity of a thickened part of Domino zinc-lead-copper-silver-gold mineralization over a strike length of 280 meters from 3650E to 3930E (see assay table below). This thickened subzone remains open to the east, has a flat or very shallow plunge, and is untested east of GA06-197 on

section 3930E. The data also suggests that the thickened portion of Domino is expanding in vertical height to the east. Refer to the attached map "Boomerang-Domino Long Section – Diamond Drill Intersections also available on the Company's website at www.messinaminerals.com/s/Boomerang.asp under the heading "Maps".

GA07-207 intersected 19.0 meters of massive sulphides assaying 9.1% zinc, 4.2% lead, 0.5% copper, 106 g/t silver, and 0.8 g/t gold. The intersection is located 40 m east of and 40 m below GA06-96 at −105 meter elevation ASL. The intersection is approximately 13 meters true thickness. A 3.2 meter subinterval from 570.0 to 573.2 meters assays 27.7% zinc, 12.4% lead, 1.0% copper, 308 g/t silver, and 1.4 g/t gold (41.1% combined base metals).

GA07-206 intersected 25.95 meters of massive sulphides assaying 6.2% zinc, 2.6% lead, 0.4% copper, 74 g/t silver, and 0.7 g/t gold. The intersection is approximately 18 meters true thickness. A 16.35 meter subinterval assays 8.7% zinc, 3.6% lead, 0.5% copper, 94 g/t silver and 0.9 g/t gold. The intersection is located 10 m west and 10 m above GA06-197 and 65 meters east from GA07-207 at −95 meter elevation ASL.

A summary of all Domino drill intercepts from 3650E (the western extent of thicker mineralization) to 3930E (the current eastern extent of thicker mineralization) is tabulated below.

Hole	Section	From (m)	To (m)	Interval	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Elev_m ASL
Surface										410
GA06-100	3650E	514.02	517.55	3.53	1.0	8.7	23.8	267	1.3	-62
GA06-193	3700E	543.70	548.85	5.15	0.4	3.7	7.1	104	0.6	-65
GA06-96	3725E	536.50	547.08	10.58	0.5	5.5	7.3	128	1.0	-65
GA07-207	**3760E**	**555.20**	**574.20**	**19.00**	**0.5**	**4.2**	**9.1**	**106**	**0.8**	**-105**
including		**570.00**	**573.20**	**3.20**	**1.0**	**12.4**	**27.7**	**308**	**1.4**	
GA06-109	3800E	550.29	568.12	17.83	nsa	nsa	1.6	8	nsa	-75
GA07-206	**3815E**	**545.15**	**571.10**	**25.95**	**0.4**	**2.6**	**6.2**	**74**	**0.7**	**-95**
including		**553.75**	**571.10**	**16.35**	**0.5**	**3.6**	**8.7**	**94**	**0.9**	
GA97-05	3820E	555.50	559.10	3.60	0.5	2.5	7.0	73	0.6	-115
GA06-197	3825E	549.40	573.65	23.65	0.4	3.0	6.6	82	0.7	-105
GA06-119	3930E	622.50	634.19	11.69	0.4	3.5	4.7	121	0.5	-136
GA06-128	4025E	656.30	666.00	9.70	0.2	1.0	1.8	57	0.3	-161

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —



Vertical Longitudinal Section
February 2007
2800E
2900E
3000E
3100E
3200E
3300E
3400E
3500E
3600E
3700E
3800E
3900E
4000E
4100E
4200E
450ELEV
350ELEV
250ELEV
150ELEV
50ELEV
-50ELEV
-150ELEV
-250ELEV
Surface
Boomerang Prospect
Hurricane Prospect
Domino Prospect
(49.1m - 1.3% Zn)
(0.8m - 14.2% Zn)
Diamond Drill Intersections
Significant base metals
Massive Pyrite
Weak base metals
No Significant Results
In Progress
Indicates off-plane intersection
Messina Minerals Inc.
Boomerang Project

MESSINA MINERALS INC.
12g 3-2(b) Exemption No. 82-2682
United States Securities & Exchange Comm.

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

February 9, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on February 9, 2007 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 9th day of February, 2007

"Peter Tallman"

Peter Tallman, President

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —



Vertical Longitudinal Section
February 2007
Surface
Boomerang Prospect
Hurricane Prospect
Domino Prospect
(48.1m - 1.3% Zn)
(0.5m - 14.2% Zn)
2800E
2900E
3000E
3100E
3200E
3300E
3400E
3500E
3600E
3700E
3800E
3900E
4000E
4100E
4200E
450ELEV
350ELEV
250ELEV
150ELEV
50ELEV
-50ELEV
-150ELEV
-250ELEV
Diamond Drill Intersections
Significant base metals
Massive Pyrite
Weak base metals
No Significant Results
In Progress
Indicates off-plane intersection
Messina Minerals Inc.
Boomerang Project